November 13, 2009

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2008

Dear Mr. Rosenberg:

By letter dated October 16, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain additional comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), as filed with the SEC on May 18, 2009. This letter contains Prudential’s responses to the Staff’s additional comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

General

1.

In your next response, please include the representations that were requested in our comment letter dated July 27, 2009, signed by an authorized officer of the company (as opposed to your legal counsel).

Response

The representations that were requested in the Staff’s comment letter dated July 27, 2009 have been included on page 17 of this letter, and we confirm that this letter is being signed by an authorized officer of Prudential.

Mr. Jim B. Rosenberg, p. 2

Operating and Financial Review and Prospects

Business Segment and Geographical Analysis by Nature of Revenue and Charges

(b) Investment return, page 148

2.

Please refer to prior comment one. Please provide the information that you intend include in future filings in a disclosure-type format. As shown on pages 6 and 7 of your response letter, ensure that your revised disclosure quantifies the amounts of investment return amounts allocated between policyholders and shareholders for each period presented.

Response

Draft disclosure-type format

As requested, we provide below proposed disclosures on investment return of the Group that we intend to include in future Form 20-F filings.

A. Analysis of Investment Returns

This proposed disclosure substantially reflects our response to the Staff’s prior comment one on investment return as shown on pages 3 – 7 of our prior response letter. In particular, the proposed disclosure quantifies, on pages 3 and 4 of this response letter, the amounts of investment return amounts allocated between policyholders and shareholders for each period presented as shown on pages 6 and 7 of our prior response letter. This proposed disclosure, updated for the relevant historical time periods, would be included in future filings in a section corresponding to the section titled “Investment return” on pages 148-150 of our 2008 Form 20-F.

“(b) Investment return

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	(4,156)	1,818	1,719
US Operations	(5,409)	2,140	2,937
UK Operations	(20,637)	8,267	12,485
Total	(30,202)	12,225	17,141

Investment return principally comprises interest income, dividends, realized and unrealized gains and losses on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on securities designated as available-for-sale.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business:

Mr. Jim B. Rosenberg, p. 3

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	(2,552)	753	592
With-profits business	(1,611)	866	795
	(4,163)	1,619	1,387
Shareholder returns	7	199	332
Total	(4,156)	1,818	1,719

US operations
Policyholder returns
Assets held to back (Separate Account) unit-linked liabilities	(5,925)	620	1,351
Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	(651)	(47)	(22)
Value movements on derivative hedging program for general account business	(311)	19	27
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,478	1,548	1,581
	516	1,520	1,586
Total	(5,409)	2,140	2,937

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	(2,095)	849	1,499
Assets held to back unit-linked liabilities	(2,971)	515	1,775
With-profits fund (excluding SAIF)	(14,595)	5,881	8,888
	(19,661)	7,245	12,162
Shareholder returns
Prudential Retirement Income Limited (PRIL)	(684)	216	162
Other business	(292)	806	161
	(976)	1,022	323
Total	(20,637)	8,267	12,485

Group total
Policyholder returns	(29,749)	9,484	14,900
Shareholder returns	(453)	2,741	2,241
Total	(30,202)	12,225	17,141

Policyholder returns

The returns, as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders,
•	Separate account business of US operations, the investment return of which is also wholly attributable to policyholders, and

Mr. Jim B. Rosenberg, p. 4

•

With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK, 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

At December 31, 2008, the assets of these types of business represented 69 per cent of the total investments of the Group. The investment return related to the three types of business as described above does not impact shareholders’ profits directly. However, shareholder profits are indirectly affected by, for example, investment-related fees or the effect of investment return on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders’ profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under grandfathered UK GAAP under IFRS 4) reflects movements in asset yields (after allowances for future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment return of the assets backing the liabilities of UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholder investment returns for US operations reflect primarily movements in investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. However, separately reflecting Jackson’s types of business as further described in Item 4 “Information on the Company – US Business – Products – Fixed Annuities,” an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson’s dynamic hedging program as described on page 55.

The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realized gains and losses (including impairment losses). However, movements in unrealized appreciation are booked directly to equity. The return on these assets is attributable to shareholders.

Reasons for year on year changes in investment returns

With two exceptions, all Group investments are carried at fair value in the balance sheet with fair value movements, which are volatile from year to year, recorded in the income statement. The exceptions are for:

(i)	Debt securities of the US operations, which are accounted for on an IAS 39 available-for-sale basis, in respect of which realized gains and losses (including impairment losses) are

Mr. Jim B. Rosenberg, p. 5

recorded in the income statement, while movements in unrealized appreciation (depreciation) are booked directly to the statement of changes in equity. As a result, the changes in fair value of these debt securities are not reflected in the Group’s investment return in the income statement. The unrealized gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business.

(ii)	Loans and receivables, which are carried at amortized cost.

Subject to the effect of these two exceptions, the year on year changes in investment return primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asian operations for the years presented:

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Interest/dividend income(including foreign exchange gains and losses)	302	462	417
Investment appreciation (depreciation)*	(4,458)	1,356	1,302
Total	(4,156)	1,818	1,719

* Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments

In the Group’s Asian operations, equities and debt securities accounted for 37 per cent and 51 per cent, respectively of the total investment portfolio at December 31, 2008. The remaining 12 per cent of the total investment portfolio is primarily comprised of loans and deposits with credit institutions. At December 31, 2007 and 2006, the total proportion of the investment portfolio invested in equities and debt securities was of a similar magnitude to that as at December 31, 2008. In Asia, investment return decreased by £5,974 million from a £1,818 million credit in 2007 to a £4,156 million charge in 2008. This decrease was due to a £160 million decrease in interest/dividend income (including foreign exchange gains and losses) and a decrease of £5,814 million in investment appreciation compared to 2007. The decrease of £5,814 million in investment appreciation was primarily the result of volatility in the Asian financial markets, reflecting a combined effect of the significant downturn in the Asian equity markets partially offset by the effects of bond yield declines. The increase in the investment return in Asia from £1,719 million in 2006 to £1,818 million in 2007 was driven by an increase of £54 million in investment appreciation.

United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Realized gains and losses (including impairment losses on available-for-sale bonds)	(651)	(47)	(22)
Investment return of investments backing US separate account liabilities	(5,925)	620	1,351
Other investment return	1,167	1,567	1,608
Total	(5,409)	2,140	2,937

Mr. Jim B. Rosenberg, p. 6

In the Group’s US operations, investment return decreased by £7,549 million from a £2,140 million credit in 2007 to a £5,409 million charge in 2008. This decrease was due to a £604 million increase in realized losses on debt securities classified as available-for-sale, a decrease in the investment return of the investments backing the US variable annuity separate account liabilities of £6,545 million and a decrease of £400 million in other investment returns. Realized losses in 2008 were £651 million compared to £47 million in 2007 and were related to losses incurred in the debt securities portfolio due to defaults, losses on the sale of bonds and write downs. The primary driver of the decrease in the US investment return was the reduction in returns on investments backing the US variable annuity separate account liabilities as a result of adverse movements in US equity markets. The investment return of the investment assets backing US separate account liabilities decreased by £6,545 million from a £620 million credit in 2007 to a £5,925 million charge in 2008. The decrease of £400 million in other investment return was mainly accounted for by a £311 million decrease in the fair value of derivatives held to manage the general account business.

Investment return in the US decreased £797 million from a £2,937 million credit in 2006 to a £2,140 million credit in 2007. This decrease was due to a £47 million of realized losses in 2007 from losses on sale and write down of bonds and a decrease of £731 million in the investment returns of the investments backing the US separate account liabilities. The £731 million decrease in the investment returns of the investments backing the US separate account business reflected the more favorable movements in US equity markets during 2006 compared to 2007.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Interest/dividend income	6,918	6,520	6,252
Foreign exchange gains and losses**	(2,897)	(98)	669
Investment appreciation (depreciation)*	(24,658)	1,845	5,564
Total	(20,637)	8,267	12,485

* Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments

** Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forward contracts, principally of the UK with-profits fund.

In the Group’s UK operations, equities, debt securities and investment properties accounted for 31 per cent, 48 per cent and 10 per cent, respectively of the total investment portfolio at December 31, 2008. The remaining 11 per cent of the total investment portfolio at December 31, 2008 relates to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £60 billion at December 31, 2008, 83 per cent was comprised of corporate debt securities. At December 31, 2007 and 2006, the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at December 31, 2008. In the UK, investment return decreased £28,904 million from an £8,267 million credit in 2007 to a £20,637 million charge in 2008. This reduction was due to an increase of £398 million in interest/dividend income being more than offset by a decrease of £2,799 million in foreign exchange gains and losses and an increase in investment depreciation of £26,503 million. The foreign exchange losses of £2,897 million in 2008 mainly related to losses from foreign currency forward contracts of the UK with-profits fund as sterling depreciated in 2008. These contracts were purchased to limit the effects of volatility in foreign exchange rates on investments denominated in currencies other than sterling The investment depreciation of £24,658 million primarily reflects adverse conditions in the UK financial markets, with negative returns from holdings in equities, debt securities and investment properties.

Mr. Jim B. Rosenberg, p. 7

Investment return in the UK decreased £4,218 million from a £12,485 million credit in 2006 to a £8,267 million credit in 2007. This decrease was due to an increase of £268 million in interest/dividend income being more than offset by a decrease of £767 million in foreign exchange gains and losses and a decrease in investment appreciation of £3,719 million. The decrease in investment appreciation primarily reflects the more favorable market returns during 2006 compared to 2007. ”

B. Jackson dynamic hedging program

In addition to the explanation regarding the investment return related to the Jackson dynamic hedging program that we intend to include in future filings as described on page 4 of this response, we propose, for the purposes of future filings, making certain amendments to the disclosure regarding the Jackson dynamic hedging program included in the section describing Prudential’s risk exposures in the 2008 Form 20-F. This amended disclosure would replace in future filings the penultimate paragraph in a section corresponding to the section titled “Risk exposures – Equity risk” on page 55 of the 2008 Form 20-F. For convenience, a blacklined version of this paragraph that reflects the changes from the version included in this section in the 2008 Form 20-F is shown below.

“Jackson takes a macro approach to hedging that covers market risk in the US business~~, including all exposure to GMDB and GMWB guarantees~~. Within this macro approach Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed-indexed annuity book, and then uses a combination of over-the-counter (“OTC”) options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital it is putting at risk. Internal positions are generally netted before any external hedge positions are considered.

The hedging program covers both the in-force book and new business for the ~~“greeks”~~ exposure to risks such as ~~i.e.~~ changes in equity market levels, the rate of change in market levels and equity market volatility, as well as interest rate movements. ~~In addition, Jackson hedges the fees on variable annuity guarantees.~~ With its large fixed annuity and fixed indexed annuity books, Jackson has substantial natural offsets for its variable annuity interest rate related risks. Jackson’s dynamic hedging program therefore mainly hedges the equity risks.

Jackson hedges all embedded liability options in its variable annuity guarantees as well as the fees related to these guarantees. Specific limits are set for each major risk.”

We have not included in our proposed amended disclosure for future filings set forth above certain portions of our response to the Staff’s prior comment one on Jackson’s dynamic hedging that were specifically relevant to the 2008 fiscal year.

Mr. Jim B. Rosenberg, p. 8

Operating and Financial Review and Prospects

Business Segment and Geographical Analysis by Nature of Revenue and Charges

(c) Benefits and claims and movement in unallocated surplus of with-profits funds, page 150

3.

Please refer to prior comment two. Please provide the information that you intend include in future filings in a disclosure-type format. Ensure that your revised disclosure quantifies the fluctuations in investment return, movement in policyholder liabilities and movement in unallocated surplus for with-profits funds for each period presented, as well as the shareholders’ profit after tax for the UK with-profits fund for each period presented, as shown on pages 12 and 15 of your response letter. Also, ensure that it explains the specific factors considered by the PAC Board of Directors in maintaining “close correlation” between these amounts for each period presented. For example, the £3.0 billion “surplus for distribution” in 2008 appears to have been primarily due to the release of the £4.8 billion from the “unallocated surplus of with-profits funds,” which decreased from £13.9 billion to £8.4 billion during the year. Please disclose the reasonably likely impact of this depletion in unallocated surplus on future surplus to be distributed to policyholders and shareholders.

Response

Draft disclosure-type format

As requested, we provide below proposed disclosures on benefits and claims and movement in unallocated surplus of with-profits funds of the Group and on the UK with-profits fund that we intend to include in future Form 20-F filings.

A.	Benefits and claims and movement in unallocated surplus of the with-profits funds

This proposed disclosure substantially reflects our response to the Staff’s prior comment two on benefits and claims and movement in unallocated surplus of with-profits funds as shown on pages 9 – 12 of our prior response letter. In particular, the proposed disclosure quantifies the fluctuations in investment return, movement in policyholder liabilities and movement in unallocated surplus for with-profits funds for each period presented, as well as the shareholders’ profit after tax for the UK with-profits fund for each period presented, as shown on page 12 of our prior response letter. This proposed disclosure, updated for the relevant historical time periods, would be included in future filings in a section corresponding to the section titled “Benefits and claims and movements in unallocated surplus of with-profits funds” on pages 150-151 of our 2008 Form 20-F.

We note the Staff’s request for explanation of the specific factors considered by the PAC Board of Directors in maintaining the “close correlation” of the items noted in the comment above. We would note that this correlation is not something that is actively maintained by the PAC Board of Directors; rather it is an accounting effect that arises from the IFRS accounting treatment of investment return and unallocated surplus and the basis of reserving policyholder liabilities (in particular the application of asset shares), as described in the proposed additional disclosures (compared to our initial response) shown below on pages 12 and 13 of this response letter.

“(c) Benefits and claims and movement in unallocated surplus of with-profits funds

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Asian Operations	(192)	(5,722)	(4,100)
US Operations	(947)	(7,096)	(7,291)
UK Operations	11,963	(13,967)	(16,876)
Total	10,824	(26,785)	(28,267)

Mr. Jim B. Rosenberg, p. 9

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the year to year changes in benefits and claims and movement in unallocated surplus in each of the Group’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

Total benefits and claims and movement in unallocated surplus of with-profits funds decreased by £37,609 million in 2008 to a credit of £10,824 million compared to a charge of £26,785 million in 2007. Total benefits and claims decreased by £1,482 million in 2007 to a charge of £26,785 million, compared to a charge of £28,267 million in 2006. The amounts of this year on year change attributable to each of the underlying reasons as stated above are shown below:

	Year Ended December 31,
Group	2008	2007	2006
	£m	£m	£m
Claims incurred	(16,444)	(16,064)	(14,598)
Decrease (increase) in policyholder liabilities	21,453	(10,180)	(11,547)
Movement in unallocated surplus of with-profits funds	5,815	(541)	(2,122)
Benefits and claims and movement in unallocated surplus	10,824	(26,785)	(28,267)

The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for the Group's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year to year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2008, benefits and claims and movements in unallocated surplus of with-profits funds totaled £192 million, a 97 per cent decrease from £5,722 million in 2007.

In 2007, benefits and claims totaled £5,722 million, an increase of 40 per cent from £4,100 million in 2006. The amounts of the year on year change attributable to each of the underlying reasons are shown below.

Mr. Jim B. Rosenberg, p. 10

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Claims incurred	(1,552)	(1,429)	(1,126)
Decrease (increase) in policyholder liabilities	314	(4,004)	(2,733)
Movement in unallocated surplus of with-profits funds	1,046	(289)	(241)
Benefits and claims and movement in unallocated surplus	(192)	(5,722)	(4,100)

The underlying growth in the policyholder liabilities in Asia over the three year period partially reflects the increase due to the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities in individual years were, however primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asian operations’ business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

Accordingly, due to the significant decrease in market returns in 2008 compared to 2007, there was a related decrease in the charge for benefits and claims in the period. The movement in unallocated surplus of with-profits funds in 2008 was a credit of £1,046 million compared with a charge of £289 million in 2007, reflecting the adverse investment return of the fund during the year.

United States

In 2008, the accounting charge for benefits and claims decreased by 87 per cent to £947 million compared to £7,096 million in 2007. In 2007, the accounting charge for benefits and claims decreased by 3 per cent to £7,096 million compared to £7,291 million in 2006. The amounts of the year on year change attributable to each of the underlying reasons are shown below:

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Claims incurred	(2,447)	(3,032)	(2,038)
Decrease (increase) in policyholder liabilities	1,500	(4,064)	(5,253)
Benefits and claims and movement in unallocated surplus	(947)	(7,096)	(7,291)

The variations in the increases or decreases in policyholder liabilities from year to year in the United States were primarily attributable to movements in the investment return on the assets backing the variable annuity separate account liabilities.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a £11,963 million credit in 2008, a £13,967 million charge in 2007, and a £16,876 million charge in 2006. The year on year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

Mr. Jim B. Rosenberg, p. 11

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Claims incurred	(12,445)	(11,603)	(11,434)
Decrease (increase) in policyholder liabilities
SAIF	3,578	504	598
PRIL	909	(1,075)	(4,001)
Unit-linked and other non-participating business	1,648	766	990
With-profits (excluding SAIF)	13,504	(2,307)	(1,148)
	19,639	(2,112)	(3,561)
Movement in unallocated surplus of with-profits funds	4,769	(252)	(1,881)
Benefits and claims and movement in unallocated surplus	11,963	(13,967)	(16,876)

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the negative market returns in 2008 there has been a corresponding decrease in benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge in 2007 to a credit in 2008. The comparison of the 2007 and 2006 charge for benefits and claims and movement in unallocated surplus also reflects investment return changes from year to year. Also, the 2006 charge included an increase in reserves relating to the Royal London in-force annuity book transaction of £660 million.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the increases and decreases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of the Group where variations in amounts attributed to policyholder liabilities and unallocated surplus is most significant is the UK with-profits business (excluding SAIF). As explained in note D2 of the consolidated financial statements, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

Mr. Jim B. Rosenberg, p. 12

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Earned premiums, net of reinsurance*	2,927	4,181	2,187
Investment return	(14,595)	5,881	8,888
Other income	(36)	1,417	1,031
Acquisition costs and other operating expenditure**	(407)	(2,105)	(1,525)
Tax credit (charge)	1,191	(24)	(620)
Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	(10,920)	9,350	9,961

Charges of:
Claims incurred	(7,068)	(6,512)	(6,671)
Decrease (increase) in policyholder liabilities*	13,504	(2,307)	(1,148)
Movement in unallocated surplus of with-profits funds	4,769	(252)	(1,881)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	11,205	(9,071)	(9,700)

Shareholders’ profit after tax	285	279	261

* For the purposes of presentation in Prudential’s consolidated financial statements, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 31, 2007. The earned premiums and increase in policyholder liabilities for 2007 as shown in the table above included £1.7 billion relating to this transfer. Profits to shareholders emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

** In November 2007, Prudential sold its subsidiary PPM Capital, and as a result, Prudential ceased to consolidate venture fund investments managed by the sold entity from that date resulting in a reduction in the associated operating expenditure The acquisition costs and other operating expenditure for 2007 and 2006 as shown above included the operating expenditure of the consolidated venture funds investments of £1,487 million and £1,065 million, respectively.

The correlation between total net income (outgo) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the table above for each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)	Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.
(b)	Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.
(c)	Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

Separately, of the cost of current year bonuses, eight-ninths is attributable to policyholders and is booked within the movement in policyholder liabilities. One-ninth is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period, reflecting the basis of bonus determination as described in the section titled “Bonus rates” (page 142 of this Form 20-F).

In 2008, the income statement of the UK component of the PAC with-profits fund benefited from a transfer of £4.8 billion from the unallocated surplus. This transfer, together with a corresponding

Mr. Jim B. Rosenberg, p. 13

transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in a decrease in the Group’s unallocated surplus from £13.9 billion to £8.4 billion. This movement reflects the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders’ share of the cost of bonuses for 2008.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. The factors that affect the determination of regular and final bonuses are explained in the section titled “Bonus rates” (page 142 of this Form 20-F). As noted on page 47 of this Form 20-F, when determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

In addition, as noted on page 48 of this Form 20-F, Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

As explained on page 49 of this Form 20-F, in the unlikely event that the depletion of excess assets within the long-term fund was such that the Group’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed “With-profits Products” on pages 47 to 48 and “Bonus rates” on page 142 of this Form 20-F and are summarized in section D2(e) on page F-83 of the consolidated financial statements. ”

The section titled “Bonus rates” referred to in the foregoing paragraph, as amended to reflect our response to the Staff’s prior comment one on the methods of determining the bonus rates of the with-profits funds, is also included in section B below.

B.	UK with-profits funds – methods for determining the bonus rates

This proposed disclosure substantially reflects our response to the Staff’s prior comment one on the methods of determining the bonus rates of the with-profits funds as shown on pages 12 to 15 of our prior response letter. In particular, this proposed disclosure describes the methods used to calculate bonus rates and quantifies the fluctuations in investment return, movement in policyholder liabilities and movement in unallocated surplus for with-profits funds for each period presented, as well as the shareholders’ profit after tax for the UK with-profits fund for each period presented, as shown on page 15 of our prior response letter. This proposed disclosure, updated for the relevant historical time periods, would be included in future filings in a section corresponding to the section titled “Bonus rates” on page 142 of our 2008 Form 20-F.

“Bonus rates

Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, at December 31, 2008, liabilities to with-profits policyholders were in aggregate of £52.4 billion. Liabilities to with-profits policyholders in Asia at December 31, 2008 were £7.9 billion. The details that follow are in respect of the UK with-profit business. The method by which bonuses for Prudential’s Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential’s UK with-profits business are determined.

Mr. Jim B. Rosenberg, p. 14

The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Further details on the determination of the two types of bonuses: “regular” and “final”, the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC Board has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, the Company expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitized product are realized.

The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

•

the total surrender value may be impacted by the application of a Market Value Reduction – MVR - (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

•	for the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

Mr. Jim B. Rosenberg, p. 15

•

Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

•

Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

•	Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions or of reasonably likely changes in these assumptions.

Prudential’s approach, in applying significant judgment and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

Accordingly, Prudential’s PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential’s PPFM is therefore to:

•	explain the nature and extent of the discretion available,
•	show how competing or conflicting interests or expectations of:
	O	different groups and generations of policyholders, and
	O	policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly, and
•	provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

•	an Actuarial Function Holder who provides the PAC Board with all actuarial advice;
•

a With-Profits Actuary whose specific duty it is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

•	a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a

Mr. Jim B. Rosenberg, p. 16

significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated numerically by comparing in the following table the relatively “smoothed” level of policyholder bonuses declared as part of the surplus for distribution with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each period presented.

	Year Ended December 31,
	2008	2007	2006
	£m	£m	£m
Net income of the fund:
Investment return	(14,595)	5,881	8,888
Claims incurred	(7,068)	(6,512)	(6,671)
Movement in policyholder liabilities	13,504	(2,307)	(1,148)
Add back policyholder bonuses for the year (as shown below)	2,565	2,522	2,357
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	9,001	(6,297)	(5,462)
Earned premiums, net of reinsurance	2,927	4,181	2,187
Other income	(36)	1,417	1,031
Acquisition costs and other operating expenditure	(407)	(2,105)	(1,525)
Tax credit (charge)	1,191	(24)	(620)
Net income of the fund before movement in unallocated surplus	(1,919)	3,053	4,499
Movement in unallocated surplus	4,769	(252)	(1,881)
Surplus for distribution	2,850	2,801	2,618

Surplus for distribution allocated as follows:
- 90% policyholders bonus (as shown above)	2,565	2,522	2,357
- 10% shareholders’ transfers	285	279	261
	2,850	2,801	2,618

”

Mr. Jim B. Rosenberg, p. 17

*                      *                      *

At the Staff’s request, Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law in the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640.

Very truly yours,

/s/ David Martin

David Martin

Head of Financial Accounting

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP
Ms. Lisa Gan, Cleary Gottlieb Steen & Hamilton LLP